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                               November 29, 2023

       Patrick Horgan
       Chief Executive Officer
       Cub Crafters, Inc.
       1918 South 16th Avenue
       Yakima, WA 98903

                                                        Re: Cub Crafters, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed November 3,
2023
                                                            File No. 024-11983

       Dear Patrick Horgan:



                                                        We have reviewed your
amendment and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post Qualification Amendment to Form 1-A filed November 3, 2023

       SUMMARY INFORMATION, page 1

   1. Please highlight in this section that investors purchasing securities in this offering will only hold a maximum of
4.13% of your company's voting power, given that holders of
                                                        your Class B Common
Stock are entitled to eight votes per share.
       Use of Proceeds, page 21

   2. Your disclosure that the maximum gross proceeds from the sale of the securities in this
                                                        Offering are $50
million is inconsistent with the $54.5 million reflected in the 100%
                                                        column. Please advise
or revise.
       General
 Patrick Horgan
Cub Crafters, Inc.
November 29, 2023
Page 2
3. We note that the Series A Preferred Stock are convertible into Common Stock upon the date of the occurrence of events specified by the holders of a majority of the then outstanding shares of Series A Preferred Stock. Please expand your disclosure to discuss whether the holders of the majority of Series A Preferred Stock have specified any events for conversion.
4. Please disclose, wherever applicable, that future issuances of your Class B Common Stock will be dilutive to holders of your Series A Preferred Shares and holders of your Class A
         Common Stock. Please include appropriate a risk factor disclosure related to the potential dilution.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNamePatrick Horgan                             Sincerely,
Comapany NameCub Crafters, Inc.
                                                             Division of
Corporation Finance
November 29, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName